                                                           Exhibit 1

 Kimmeridge: Setting the Record Straight on PDC’s Underperformance

PDC’s portrayal of its operating performance is not what it appears to be; Kimmeridge refutes PDC’s performance data

New York, NY and Denver, CO, May 14, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge" or the "Firm") today released a presentation setting the record straight on PDC Energy, Inc. ("PDC" or the "Company") operating performance and refuting data presented by PDC. A copy of the Kimmeridge presentation can be found here: http://kimmeridge.com/pdc_part5

Setting the record straight: The facts.

Since Bart Brookman has been appointed CEO of PDC (January 1, 2015), the Company has reported1

•	Cumulative Net Income (loss): ($560) million
•	Cumulative Impairments: $924 million
•	Cumulative Net cash flow: negative $1.63 billion
•	Board Metrics Achieved: 10 of 21
•	Cumulative Executive Compensation[2]: $55.7 million
•	Average Bonus Pay vs. Target: 150%
•	Cumulative SG&A: $553 million
•	Changes to Internally set Peer Group: 30
•	Absolute Share Price Performance: negative 11%
•	Average ROACE: <0%
•	Cash Returned to Shareholders: $0

From January 1, 2015 to date, WTI oil prices have increased from $53/bbl to $62/bbl.

Kimmeridge is disappointed that PDC continues to manipulate data to give shareholders a false impression of their operating performance, and that management appear unwilling to commit to delivering a return on capital, paying a dividend, returning cash to shareholders, and aligning their pay with total shareholder return.

Ben Dell, Founder and Managing Partner of Kimmeridge, said, “PDC’s shareholders have before them a critical decision. They can choose to support the Company’s proposed nominees to the Board, and in turn maintain PDC’s status quo, or they can vote for the Kimmeridge minority slate, and give their fellow shareholders the opportunity to effect change at PDC, with a refreshed Board who will commit to thinking and acting like owners”

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1 Source: PDC’s public filing data (financial and proxy statements) data for fiscal years ended December 31, 2015, 2016, 2017 and 2018 (the Period).

2 Total compensation awarded in each year during the Period to the top 5 highest paid PDC executives.

 A vote for the existing PDC nominees is a vote for continued value destruction, underperformance, failure to meet internally-set targets, poor financial controls, bloated executive compensation and high SG&A. Kimmeridge’s nominees are highly qualified, experienced industry professionals who are focused on creating sustained value for all shareholders, while aligning management compensation with absolute performance and placing the Company on a path to profitability.”

For ease of reference, links to Kimmeridge’s press releases can be found below:

-	Kimmeridge Highlights Why PDC's Self-Selected Peer Group is Not Appropriate – 5.10.19
-	The Need for Change: Performance, Pay and Putting PDC on a Path to Profitability – 5.6.19
-	Kimmeridge Comments on PDC's Q1 Operating and Financial Results – 5.2.19
-	PDC Energy: A Company in Denial and a Board Asleep at the Wheel – 4.23.19
-	Kimmeridge Files Preliminary Proxy Statement for Election of Directors at PDC Energy's Annual Meeting – 4.9.19
-	Kimmeridge Energy Nominates Three Highly Qualified Directors for the Board of PDC Energy, Inc. – 4.7.19

WE URGE SHAREHOLDERS TO VOTE THE GOLD PROXY CARD and give the Kimmeridge Nominees the chance to serve as a catalyst for change at PDC. The Kimmeridge Nominees stand ready to represent the voice of stockholders who deserve to have a Board and management who are willing to lead through the lens of ownership, setting the tone at the top for the Board and management to think and act like owners.

VOTING GOLD IS A VOTE FOR STOCKHOLDERS AND A FUTURE FOR PDC WITH THE POTENTIAL TO RETURN TO A PATH OF PROFITABILITY.

Shareholders can vote electronically via the Internet, by telephone or by signing and dating the GOLD Proxy Card or Voting Instruction Form and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated (“Innisfree”) toll free at (877) 750-8338 or collect at (212) 750-5833.

We urge shareholders NOT to vote using any WHITE proxy card or voting instruction forms you receive from PDC. If you return the WHITE proxy card – even by simply indicating “withhold” on the Company’s slate – you will revoke any vote you had previously submitted for the Kimmeridge Nominees on the GOLD proxy card.

About Kimmeridge Energy

Kimmeridge is a private equity firm, and direct operator, focused on the development of unconventional oil and gas assets at the front-end of the cost curve in the US upstream energy sector. We are also deeply familiar with PDC’s core assets in the Permian basin, having owned and operated those assets prior to selling them to PDC in 2016. We are stockholders who believe that public company boards should have meaningful equity ownership and must hold management accountable for performance. We are currently invested in only one public E&P, that being PDC.

Investor Contact:
Scott Winter / Jonathan Salzberger
Innisfree M&A Incorporated
212.750.5833

Media Contact:
Daniel Yunger / Cathryn Vaulman
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com
cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.